 Exhibit 99.1

Nano Dimension Uses Multilayer 3D Printing to Add Conductive Properties to Fabric

The printing, combining electronics and sensors, is the result of a collaboration with a European company as part of a smart wearable textile project

NESS ZIONA, Israel- September 20, 2016 - Nano Dimension Ltd., a leader in the field of 3D Printed Electronics (NASDAQ, TASE: NNDM), announced today that its wholly owned subsidiary, Nano Dimension Technologies Ltd., has conducted a successful test for 3D printing of conductive traces onto a treated fabric in collaboration with a leading European functional textiles company. The test was carried out using Nano Dimension's unique AgCite™ Silver Nanoparticle conductive ink and the DragonFly 2020 3D Printer platform.

Based on the requirements of the European company, Nano Dimension adjusted the printing process in order to print electronics and sensors as an integral part of the fabric.

During the test, conductors were printed in several patterns in order to perform functionality tests, including conductivity, elasticity, rubbing, etc. The results demonstrated that the printed silver conductors had high enough elasticity to match the properties of the fabric.

The experiment provides evidence that Nano Dimension’s technology can successfully print conductors on a fabric, thus enabling the creation of "smart" functional fabrics without limitations resulting from motion, folding and wearing.

Today, the functional textile industry is grappling with how to produce smart textiles that combine the production process of both the electronics and textile fields. The 3D printing production processes and nanomaterials developed by Nano Dimension have the potential to resolve this challenge and help to create an efficient production technology for smart textiles.

The smart textile market today is estimated at $800 Million and is expected to reach $4.72 billion by 2020, with a yearly CAGR of 33.58% by 2020. Such printing is useful for military use, and industrial and medical needs. Possible uses of this technology includes smart bandages, virtual reality gloves, wearables with sensor and heat properties, safety equipment for the defense industry, unique sportswear that manages body temperature, medical equipment, automotive, aviation and aerospace accessories, and more.

About Nano Dimension Ltd.

Nano Dimension, founded in 2012, focuses on development of advanced 3D printed electronics systems and advanced additive manufacturing. Nano Dimension's unique products combine three advanced technologies: 3D inkjet, 3D software and nanomaterials. The company's primary products include the first 3D printer dedicated to printing multi-layer PCBs (printed circuit boards) and advanced nanotechnology-based conductive and dielectric inks.

In addition to the trading of the company's American Depositary Shares on NASDAQ, the company's ordinary shares are also traded on the TASE in Israel. The Bank of New York Mellon serves as the depositary for Nano Dimension.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, we are using forward looking statements in this press release when we discuss that our products have the potential to provide a solution to combining the production process of both the electronics and textile fields, the market opportunity for the smart textile industry, and possible uses of our products. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 8, 2016, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CONTACT INVESTOR RELATIONS:

Miri Segal-Scharia

CEO

MS-IR LLC

917-607-8654

msegal@ms-ir.com